    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 1, 1995
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)

                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                            THE C. R. GIBSON COMPANY
                           (NAME OF SUBJECT COMPANY)

                            NELSON ACQUISITION CORP.
                              THOMAS NELSON, INC.
                                   (BIDDERS)

                         COMMON STOCK, $0.10 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  374762-10-2
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 JOE L. POWERS
                     EXECUTIVE VICE PRESIDENT AND SECRETARY
                              THOMAS NELSON, INC.
                         NELSON PLACE AT ELM HILL PIKE
                        NASHVILLE, TENNESSEE 37214-1000
                           TELEPHONE: (615) 889-9000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO:

                           JAMES H. CHEEK, III, ESQ.
                               BASS, BERRY & SIMS
                             FIRST AMERICAN CENTER
                           NASHVILLE, TENNESSEE 37238
                           TELEPHONE: (615) 742-6200

                       EXHIBIT INDEX IS LOCATED ON PAGE 7
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

CUSIP NO. 374762-10-2              14D-1/13D

  1.  Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
      Nelson Acquisition Corp.
      I.R.S. Identification No. 62-1614561
  2.  Check the Appropriate Box if a Member of a Group*           (a) / /
                                                                  (b) / /
  3.  SEC Use Only
  4.  Source of Funds*
      AF
  5.  Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(e) or 2(f)                                  / /
  6.  Citizenship or Place of Organization
      Delaware
  7.  Aggregate Amount Beneficially Owned by Each Reporting
      Person
      7,157,717 Shares
  8.  Check Box if the Aggregate Amount in Row (7)
      Excludes Certain Shares*                                        / /
  9.  Percent of Class Represented by Amount in Row (7)
      92.3%**
 10.  Type of Reporting Person*
      CO

---------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT.

** On a fully diluted basis.

CUSIP NO. 374762-10-2              14D-1/13D

  1.  Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
      Thomas Nelson, Inc.
      I.R.S. Identification No. 62-0679364
  2.  Check the Appropriate Box if a Member of a Group*           (a) / /
                                                                  (b) / /
  3.  SEC Use Only
  4.  Source of Funds*
      BK
  5.  Check if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                  / /
  6.  Citizenship or Place of Organization
      Tennessee
  7.  Aggregate Amount Beneficially Owned by Each Reporting
      Person
      7,157,717 Shares
  8.  Check Box if the Aggregate Amount in Row (7)
      Excludes Certain Shares*                                        / /
  9.  Percent of Class Represented by Amount in Row (7)
      92.3%**
 10.  Type of Reporting Person*
      CO

---------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT.

** On a fully diluted basis.

                                  TENDER OFFER

     This Amendment No. 3 to Schedule 14D-1 and Amendment No. 1 to Schedule 13D is being filed by Thomas Nelson, Inc., a Tennessee corporation ("Parent"), and Nelson Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Parent ("Offeror"), to amend and supplement the Tender Offer Statement on
Schedule 14D-1 and Schedule 13D, originally filed by Parent and Offeror on September 19, 1995, as amended by Amendment No. 1 hereto filed September 27, 1995 and Amendment No. 2 hereto filed October 16, 1995 (which, together with any amendments hereto or thereto, collectively constitute the "Schedule"), to report the consummation of the offer to purchase all outstanding shares of common stock, par value $0.10 per share (the "Shares"), of The C.R. Gibson Company, a Delaware corporation ("Company"), for $9.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 19, 1995, and the Supplement to the Offer to Purchase, dated October 16, 1995, previously filed as Exhibits (a)(1) and (a)(10) hereto, respectively (as supplemented and amended, the "Offer to Purchase"). The Offer to Purchase and the related Letter of Transmittal previously filed as Exhibit
(a)(2) hereto, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer." Unless otherwise indicated herein, each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule or in the Offer to Purchase.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 4 is hereby supplemented as follows:

     In connection with the consummation of the Offer, the Parent executed definitive documentation for interim financing in the amount of $60 million (the "Interim Financing") as contemplated by the interim financing commitment letter, previously filed as Exhibit (b)(2) hereto, to facilitate the acquisition of Shares pursuant to the Offer. The Interim Financing consists of an amendment to the Parent's existing bank credit facility, previously filed as Exhibit (b)(1) hereto (the "Credit Facility"), and contains substantially the same terms as described in the Offer to Purchase for the Credit Facility. The amendment to the Credit Facility documenting the Interim Financing, attached hereto as Exhibit
(b)(3), is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

     Item 5(a)(f) and (g) is hereby supplemented as follows:

          The information set forth in the Press Release, dated October 31, 1995, filed hereto as Exhibit (a)(12), is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 is hereby supplemented as follows:

          On October 31, 1995, the Parent successfully completed, through the Offeror, its $9.00 per Share, all cash tender offer for the outstanding Shares of the Company. The Offer expired at 12:00 Midnight, New York City Time, on Monday, October 30, 1995, and preliminary figures indicate a total of approximately 7,157,717 Shares were tendered and not previously withdrawn prior to the expiration of the Offer. The Parent and the Offeror accepted for purchase all such Shares, which results in total ownership by the Parent and the Offeror of approximately 92.3% of the outstanding Shares on a fully diluted basis. Because the number of Shares tendered in the Offer exceeds 90% of the Shares, the Parent and the Offeror plan to consummate the Merger by performing a short-form merger in accordance with Delaware law on November 7, 1995. Following the Merger, the Shares will cease to be traded on the American Stock Exchange and will no longer be registered under the Securities Exchange Act of 1934, as amended. Shares not previously tendered will cease to exist following the Merger and will represent only the right to receive $9.00 in cash. Stockholders holding Shares not previously tendered will receive instructions regarding the exchange of their Shares.

          The information set forth in the Press Release, dated October 31, 1995, filed hereto as Exhibit (a)(12), is incorporated herein by reference, and the foregoing description is qualified in its entirety by reference thereto.

ITEM 10.  ADDITIONAL INFORMATION.

     Item 10(f) is hereby amended to include the information set forth in Item 6 of this Amendment, and the information set forth in the Press Release, dated October 31, 1995, filed hereto as Exhibit (a)(12), is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended to add the following exhibits:

          (a)(12) Press Release, dated October 31, 1995.

          (b)(3) Fifth Amendment to Credit Agreement dated as of October 31, 1995, among the Parent, SunTrust Bank, Nashville, N.A. (formerly known as Third National Bank), National City Bank in Kentucky, (formerly known as First National Bank of Louisville), First American National Bank in Nashville, NationsBank of Texas, N.A. in Dallas, and
     Creditanstalt -- Bankverein in New York.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          NELSON ACQUISITION CORP.

                                          By:       /s/  JOE L. POWERS
                                            ------------------------------------
                                                       Joe L. Powers
                                                         Secretary

                                          THOMAS NELSON, INC.

                                          By:       /s/  JOE L. POWERS
                                            ------------------------------------
                                                       Joe L. Powers
                                                Executive Vice President and
                                                          Secretary

November 1, 1995

                               INDEX TO EXHIBITS

                                                                                       SEQUENTIALLY
  EXHIBIT                                                                                NUMBERED
    NO.                                      DESCRIPTION                                  PAGES
  -------       ---------------------------------------------------------------------  ------------
  (a)(12)  --   Press Release, dated October 31, 1995................................
  (b)(3)   --   Fifth Amendment to Credit Agreement dated as of October 31, 1995, among the Parent, SunTrust Bank, Nashville, N.A. (formerly known as Third National Bank), National City Bank in Kentucky, (formerly known as First National Bank of Louisville), First American
                   National Bank in Nashville, NationsBank of Texas, N.A. in Dallas,
                   and Creditstalt-Bankverein in New York............................